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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

_______________________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

_______________________

Dated August 2, 2013

Commission file number 001-35788

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ARCELORMITTAL

 (Translation of Registrant’s name into English)

_______________________

19, Avenue de la Liberté, L-2930 Luxembourg,

Grand Duchy of Luxembourg

(Address of Registrant’s principal executive offices)

_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-179763) OF ARCELORMITTAL AND THE PROSPECTUSES INCORPORATED THEREIN.

On January 1, 2013, the Company adopted IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Arrangements”, IFRS 12 “Disclosure of Interests in Other Entities”, IFRIC 20 “Stripping Costs in the Production Phase of a Surface Mine”, the amendments to IAS 19 “Employee Benefits” (“IAS19R”), to IAS 27 “Separate Financial Statements” , to IAS 28 “Investments in Associates”, to IFRS 7 “Financial Instruments: Disclosures” and to IAS 1 “Presentation of Financial Statements”. It also adopted various minor amendments of five standards in the framework of Annual Improvements.

The Company is filing this Form 6-K to reflect the retrospective application of the above mentioned standards, interpretations and amendments of standards for all periods presented in the Company’s annual report on Form 20-F for the year ended December 31, 2012, filed with the Securities and Exchange Commission on February 15, 2013 (the “2012 Form 20-F”).

Exhibit 99.1 hereto contains the information required by Item 3 “Key Information” of the Annual Report on Form 20-F for the three years ended December 31, 2012, retrospectively adjusted for the above mentioned adoption of new standards, interpretations and amendments of standards. Exhibit 99.2 hereto contains the information required by Item 4 (“Information on the Company”) of the Annual Report on Form 20-F for the three years ended December 31, 2012, retrospectively adjusted for the above mentioned adoption of new standards, interpretations and amendments of standards. Exhibit 99.3 hereto contains the information required by Item 5 (“Operating and Financial Review and Prospects”) of the Annual Report on Form 20-F for the three years ended December 31, 2012, retrospectively adjusted for the above mentioned adoption of new standards, interpretations and amendments of standards. Exhibit 99.4 hereto contains the information required by Item 6 (“Directors, Senior Management and Employees”) of the Annual Report on Form 20-F for the three years ended December 31, 2012, retrospectively adjusted for the above mentioned adoption of new standards, interpretations and amendments of standards. Exhibit 99.5 hereto contains the information required by Item 11 (“Quantitative and Qualitative Disclosures about Market Risks”) of the Annual Report on Form 20-F for the three years ended December 31, 2012, retrospectively adjusted for the above mentioned adoption of new standards, interpretations and amendments of standards. The information in these exhibits should be read together with the other information contained in ArcelorMittal’s annual report on Form 20-F filed with the Securities and Exchange Commission on February 15, 2013. Exhibit 99.6 contains the ArcelorMittal Consolidated Financial Statements for the three years ended December 31, 2012, retrospectively adjusted for the above mentioned adoption of new standards, interpretations and amendments of standards.

The above-referenced exhibits are incorporated by reference into this report on Form 6-K. Capitalized terms used in this report on Form 6-K (and the exhibits) have the respective meanings ascribed to them in ArcelorMittal’s annual report on Form 20-F filed with the Securities and Exchange Commission on February 15, 2013.

Exhibit List

Exhibit No.	Description
Exhibit 99.1

Information required by Item 3 of the Annual Report on Form 20-F for the year ended December 31, 2012, retrospectively adjusted for the adoption of new standards, interpretations and amendments of standards.

Exhibit 99.2

Information required by Item 4 of the Annual Report on Form 20-F for the year ended December 31, 2012, retrospectively adjusted for the adoption of new standards, interpretations and amendments of standards.

Exhibit 99.3

Information required by Item 5 of the Annual Report on Form 20-F for the year ended December 31, 2012, retrospectively adjusted for the adoption of new standards, interpretations and amendments of standards.

Exhibit 99.4

Information required by Item 6 of the Annual Report on Form 20-F for the year ended December 31, 2012, retrospectively adjusted for the adoption of new standards, interpretations and amendments of standards.

Exhibit 99.5

Information required by Item 11 of the Annual Report on Form 20-F for the year ended December 31, 2012, retrospectively adjusted for the adoption of new standards, interpretations and amendments of standards.

Exhibit 99.6	ArcelorMittal Consolidated Financial Statements for the three years ended December 31, 2012, retrospectively adjusted for the adoption of new standards, interpretations and amendments of standards.
Exhibit 99.7	Consent of Deloitte Audit

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2013

By:	/s/ HENK SCHEFFER
Name:	Henk Scheffer
Title:	Company Secretary